

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via U.S. Mail
Mr. Brent Suen, President and Chief Executive Officer
Seratosa, Inc.
22 D'Aguilar Street
3/F, Central, Hong Kong HKSAR

> **Re: Seratosa, Inc.**
> **Form 10-K For Fiscal Year Ended December 31, 2013**
> **Filed March 27, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 19, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 12, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 7, 2014**
> **File No. 000-51815**

Dear Mr. Suen:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the report of your independent auditor only covers your financial statements for the year ended December 31, 2013. As your Form 10-K must contain audit reports covering both years of your financial statements, please amend your filing to include an independent auditor's report which also opines on your financial statements for the year ended December 31, 2012. Please refer to Rule 8-02 of Regulation S-X.

Form 10-Q for the Period Ended September 30, 2014

Item 4. Controls and Procedures, page 10

2. Please amend your filing to provide your management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period. This comment also applies to your Forms 10-Q for the quarterly periods ended June 30, 2014 and March 31, 2014, and those filings also should be amended. Please refer to Item 307 of Regulation S-K.

Form 10-Q for the Periods Ended June 30, 2014 and March 31, 2014

Certifications

3. When you file the amendments to your June 30, 2014 and March 31, 2014 Forms 10-Q to comply with the above comment, revise your management's certifications to use the registrant's legal name rather than referring to Sitoa Global Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief